UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  -------------

                               Echo Bay Mines Ltd.
                                (Name of Issuer)
                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   278 751 102
                                 (CUSIP Number)

                                  -------------

                                Sharon E. Dowdall
                          Vice President and Secretary
                  Newmont Mining Corporation of Canada Limited
                              Suite 1900, Box 2005
                             20 Eglinton Avenue West
                            Toronto, Ontario M4R 1K8
                                 (415) 480-6480
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  -------------

                                   Copies to:

              Sharon Dowdall                            David A. Katz
     Vice President and Secretary               Wachtell, Lipton, Rosen & Katz
Newmont Mining Corporation of Canada Limited        51 West 52nd Street
    Suite 1900, 20 Eglinton Avenue, West            New York, NY 10019
        Toronto, Ontario M4R 1K8                      (212) 403-1309
              416) 480-6491


                                January 31, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 10 pages)

                                  -------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

----------------------                                            --------------
CUSIP No. 278 751 102                 13D                         (Page 2 of 10)
----------------------                                            --------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Newmont Mining Corporation of Canada Limited

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /_/
                                                                     (b) /_/
-------- -----------------------------------------------------------------------

   3     SEC USE ONLY
-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS*
         OO
-------- -----------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            /_/

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         0
    EACH REPORTING
      PERSON WITH
                         -------------------------------------------------------
                          8    SHARED VOTING POWER
                               N/A

                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0
                         -------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER
                               N/A
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 /_/
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                           -------------------------------
CUSIP No. 278 751 102          13D                        (Page 3 of 10)
----------------------                           -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Newmont Mining Corporation

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /_/
                                                                     (b) /_/
-------- -----------------------------------------------------------------------

   3     SEC USE ONLY
-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            /_/

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         0
    EACH REPORTING
      PERSON WITH
                         -------------------------------------------------------
                          8    SHARED VOTING POWER
                               N/A

                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               0
                         -------------------------------------------------------

                          10   SHARED DISPOSITIVE POWER
                               N/A
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 /_/
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3, filed with the Commission on February 10, 2003, amends, supplements and restates in their entirety the following Items of the Statement on Schedule 13D of Newmont Mining Corporation of Canada Limited, a corporation incorporated under the laws of Canada and formerly named Franco-Nevada Mining Corporation Limited, filed with the Commission on September 17, 2001, with respect to the shares of common stock, no par value ("Common Stock"), of Echo Bay Mines Ltd., a corporation incorporated under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Statement on
Schedule 13D, filed on March 4, 2002, and by Amendment No. 2 to the Statement on
Schedule 13D, filed on June 18, 2002 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

     Newmont Mining Corporation of Canada Limited ("Newmont Canada"), a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

     Suite 1900, Box 2005
     20 Eglinton Avenue West
     Toronto, Ontario  M4R 1K8
     Canada

     Newmont Mining Corporation ("Newmont" and together with Newmont Canada, the "Reporting Persons"), a Delaware corporation, is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

     1700 Lincoln Street
     Denver, Colorado 80203

     Set forth in Annex A and Annex B attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of Newmont Canada and Newmont, respectively.

During the last five years, none of the Reporting Persons and/or the current officers or directors of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

     Item 5 to Schedule 13D is amended as follows:

(a) and (b). As a result of the combination (the "Combination") of Kinross Gold Corporation ("Kinross"), the Issuer and TVX Gold Inc. ("TVX") pursuant to a combination agreement providing for the Combination and the concurrent acquisition by TVX of Newmont's 49.9% interest in the TXV Newmont Americas joint venture, the Reporting Persons no longer have beneficial ownership of any of the Issuer's common shares.

(c) Except as set forth above, none of the Reporting Persons has effected any transactions in the common shares of the Issuer during the last 60 days.

(e) The Reporting Persons ceased to be beneficial owners of five percent or more of the common shares on January 31, 2003.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2003

                                    NEWMONT MINING CORPORATION OF CANADA LIMITED

                                    By: /s/ Sharon E. Dowdall
                                       -----------------------------------------
                                       Name:   Sharon E. Dowdall
                                       Title:  Vice President and Secretary

                                    NEWMONT MINING CORPORATION

                                    By: /s/ Ardis Young
                                       -----------------------------------------
                                       Name:   Ardis Young
                                       Title:  Assistant Secretary

                                                                         Annex A

     The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.



             NAME              TITLE                PRESENT             ADDRESS OF BUSINESS IN           CITIZENSHIP
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
                                                   OCCUPATION           CONDUCTED


     Britt D. Banks        Vice President  Vice President, General     See above.                       United States
                                           Counsel and Secretary of
                                           Newmont Mining Corporation

     Sharon E. Dowdall     Vice            Vice President and          Suite 1900, Box 2005                Canada
                           President and   Secretary Newmont Mining    20 Eglinton Avenue West
                           Secretary       Corporation of Canada       Toronto, ON  M4R 1K8
                                           Limited and Newmont         CANADA
                                           Capital Limited, Group
                                           Legal Counsel -  Canada
                                           Newmont Mining Corporation

     Joseph P. Flannery    Director        Chairman, President and     70 Great Hill Road               United States
                                           Chief Executive Officer     Naugatuck, CT 06770
                                           of Uniroyal Holding Inc.

     David H. Francisco    Vice President  Executive Vice President,   See above.                       United States
                                           Operations, of Newmont
                                           Mining Corporation

     Bruce D. Hansen       Vice President  Senior Vice President and   See above.                       United States
                                           Chief Financial Officer
                                           of Newmont Mining
                                           Corporation

     Leo I. Higdon, Jr.    Director        President of Charleston     Office of the President          United States
                                           College                     College of Charleston
                                                                       66 George Street
                                                                       Charleston, SC 29424

     Donald G. Karras      Vice President  Vice President, Taxes       See above                        United States
                                           Newmont Mining Corporation

     Pierre Lassonde       Director;       President of Newmont        See above.                          Canada
                           President       Mining Corporation

     Wayne W. Murdy        Director;       Chairman and Chief          See above.                       United States
                           Chairman        Executive Officer of
                                           Newmont Mining Corporation

     Thomas P. Mahoney     Vice            Vice President and          See above                        United States
                           President and   Treasurer
                           Treasurer

     Robin A. Plumbridge   Director        Retired Chairman of Gold    See above                        United States
                                           Fields of South Africa
                                           Limited

     Moeen A. Qureshi      Director        Chairman of Emerging        2001 Pennsylvania Avenue,          Pakistan
                                           Markets Partnership         NW
                                                                       Suite 1100
                                                                       Washington, D.C. 20006

     Seymour Schulich      Director        Chairman of Newmont         Suite 1900, Box 2005                Canada
                                           Capital Limited,            20 Eglinton Avenue West
                                           Director, Newmont Mining    Toronto, ON  M4R 1K8
                                           Corporation                 CANADA



             NAME              TITLE                PRESENT             ADDRESS OF BUSINESS IN           CITIZENSHIP
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
                                                   OCCUPATION           CONDUCTED

     James V. Taranik      Director        President Emeritus of       Department of Geological         United States
                                           Desert Research Institute   Sciences, MS 172
                                           of the University and       Mackay School of Mines
                                           Community College System    University of Nevada, Reno
                                           of Nevada                   Reno, NV 89557-0138

     H. Geoffrey Waterman  Vice President  Vice President Newmont      Suite 1900, Box 2005                Canada
                                           Mining Corporation of       20 Eglinton Avenue West
                                           Canada Limited              Toronto, ON  M4R 1K8
                                                                       CANADA

     Ardis Young           Assistant       Assistant Secretary,        See above                        United States
                           Secretary       Newmont Mining Corporation


                                                                Annex B

     The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Mining Corporation are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.


             NAME              TITLE                PRESENT             ADDRESS OF BUSINESS IN           CITIZENSHIP
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
                                                   OCCUPATION           CONDUCTED


     Britt D. Banks        Vice President,   Vice President,         See above.                          United States
                           General Counsel   General Counsel and
                           and Secretary     Secretary of Newmont
                                             Mining Corporation

     Glen A. Barton        Director          Chairman and Chief      100 NE Adams Street                 United States
                                             Executive Officer of    Peoria, IL 61629-7216
                                             Caterpillar Inc.

     Vincent A. Calarco    Director          President and Chief     One American Lane                   United States
                                             Executive Officer of    Greenwich, CT 06831
                                             Crompton Corporation

     James T. Curry, Jr.   Director          Retired Director and    N/A                                 United States
                                             Retired Chief
                                             Executive Officer of
                                             the Minerals Division
                                             of Broken Hill
                                             Proprietary Company
                                             Ltd.

     John A.S. Dow         Executive Vice    Executive Vice          See above.                           New Zealand
                           President and     President of Newmont
                           Managing          Mining Corporation
                           Director of       and Managing Director
                           Newmont           of Newmont Australia
                           Australia         Limited
                           Limited

     Thomas L. Enos        Vice President    Vice President of       See above                           United States
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont           Managing Director,
                           Indonesia         Newmont Indonesia
                           Limited           Limited

     Joseph P. Flannery    Director          Chairman, President     70 Great Hill Road                  United States
                                             and Chief Executive     Naugatuck, CT 06770
                                             Officer of Uniroyal
                                             Holding Inc.

     David H. Francisco    Executive Vice    Executive Vice          See above.                          United States
                           President,        President, Operations
                           Operations        of Newmont Mining
                                             Corporation

     M. Craig Haase        Director          Retired Executive       N/A                                 United States
                                             Vice President and
                                             Chief Legal Officer
                                             of Franco-Nevada
                                             Mining Corporation
                                             Limited.

     Michael S. Hamson     Director          Chairman of Hamson      Acland Street Corner                  Australia
                                             Consultants             Entrance (Rear)
                                                                     195 Walsh Street
                                                                     South Yarra, VIC 3141
                                                                     AUSTRALIA

     Bruce D. Hansen       Senior Vice       Senior Vice President   See above.                          United States
                           President and     and Chief Financial
                           Chief Financial   Officer of Newmont
                           Officer           Mining Corporation




             NAME              TITLE                PRESENT             ADDRESS OF BUSINESS IN           CITIZENSHIP
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
                                                   OCCUPATION           CONDUCTED

     David Harquail        President and     President and           See above.                             Canada
                           Managing          Managing Director,
                           Director,         Newmont Capital
                           Newmont Capital   Limited, of Newmont
                           Limited           Mining Corporation

     Leo I. Higdon, Jr.    Director          President of            Office of the President             United States
                                             Charleston College      College of Charleston
                                                                     66 George Street
                                                                     Charleston, SC 29424

     Donald G. Karras      Vice President,   Vice President,         See above.                          United States
                           Taxes             Taxes, of Newmont
                                             Mining Corporation

     Pierre Lassonde       Director;         President of Newmont    See above.                             Canada
                           President         Mining Corporation

     Thomas P. Mahoney     Vice President    Vice President and      See above.                          United States
                           and Treasurer     Treasurer of Newmont
                                             Mining Corporation

     Robert J. Miller      Director          Partner, Jones Vargas   Third Floor South                   United States
                                             law firm                3773 Howard Hughes Parkway
                                                                     Las Vegas, NV 89109-0949

     Wayne W. Murdy        Director,         Chairman and Chief      See above.                          United States
                           Chairman and      Executive Officer of
                           Chief Executive   Newmont Mining
                           Officer           Corporation

     David W. Peat         Vice President    Vice President and      See above.                          United States
                           and Global        Global Controller of
                           Controller        Newmont Mining
                                             Corporation

     Richard M. Perry      Vice President    Vice President of       See above.                          United States
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont USA       Managing Director of
                           Limited           Newmont USA Limited

     Robin A. Plumbridge   Director          Retired Chairman of     N/A                                 United States
                                             Gold Fields of South
                                             Africa Limited

     John B. Prescott      Director          Chairman of             Level 28, 140 William Street          Australia
                                             Australian Submarine    Melbourne, VIC 3000
                                             Corporation Pty         AUSTRALIA
                                             Limited

     Moeen A. Qureshi      Director          Chairman of Emerging    2001 Pennsyl;vania Avenue, NW         Pakistan
                                             Markets Partnership     Suite 1100
                                                                     Washington, D.C. 20006

     Michael K. Reilly     Director          Retired Chairman of     N/A                                 United States
                                             Zeigler Coal Holding
                                             Company

     Carlos Santa Cruz     Vice  President   Vice President of       See above.                              Peru
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont Peru      Managing Director of
                           Limited           Newmont Peru Limited

     Seymour Schulich      Director          Chairman of Newmont     Suite 1900, Box 2005                   Canada
                                             Capital Limited         20 Eglinton Avenue West
                                                                     Toronto, ON  M4R 1K8
                                                                     CANADA




             NAME              TITLE                PRESENT             ADDRESS OF BUSINESS IN           CITIZENSHIP
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
                                                   OCCUPATION           CONDUCTED


     James V. Taranik      Director          President Emeritus of   Department of Geological            United States
                                             Desert Research         Sciences, MS 172
                                             Institute of the        Mackay School of Mines
                                             University and          University of Nevada, Reno
                                             Community College       Reno, NV 89557-0138
                                             System of Nevada